BITO

The brain behind the AI agents building the world's software



bito.ai   Menlo Park, CA

Highlights

1. Founders have multiple exits, including PubMatic from startup to NASDAQ IPO (~$300M revenue).

2. Solves the bottleneck holding back AI coding agents: engineering system context

3. Raised +$10M from institutional investors and HNWIs angels: Eniac, NGP, Vela Partners, and NextView

4. Currently in trials with multiple Fortune 50 customers, processing tens of millions of lines of code

5. $600K ARR today, targeting ~$2M by year end (not guaranteed)

6. Platform-agnostic: makes Cursor, Claude Code, Copilot, and Codex better

Featured Investors

Eniac Ventures in [Follow]   Invested $2,700,000 ⓘ

Hadley Harris, Cofounder
"Amar took PubMatic from startup to NASDAQ. Anand and Mukesh have been building distributed systems for over two decades. That kind of depth is rare in early-stage founders, and it shows in how they build the company and everything they ship."

NextView Ventures in [Follow]   Invested $1,200,000 ⓘ
Notable Investor

Rob Go, Partner
"AI coding agents are getting good at writing code, but they still don't understand the systems they're writing for. Bito's AI Architect solves that problem, and we think it becomes the standard infrastructure layer for how software gets built."

Vela Partners [Follow]   Invested $550,000 ⓘ

Yigit Ihlamur, Founder
"This is an incredible team that has built multiple companies and taken one public. We believe what they are building is the future of software. AI Architect isn't just another coding tool. It gives AI agents a real understanding of how an entire engineering system connects, and that changes what's possible. We haven't seen anything else like it."

NGP Capital in [Follow]   Invested $1,500,000 ⓘ

Maxitech Ventures [Follow]   Invested $200,000 ⓘ

DJ Patil in [Follow]   Invested $30,000 ⓘ

Former U.S. Chief Data Scientist; Chief Scientist, LinkedIn; and CTO Devoted Health

"I've spent my career on one idea: the team that organizes the data wins. Bito's AI Architect turns a

"I've spent my career on one idea: the team that organizes the data wins. Bito's AI Architect turns a company's scattered engineering knowledge — code, commits, tickets, conversations — into a living graph that AI can actually reason over. That data foundation is what separates agents that demo well from agents that ship."



Deep Nishar in Follow — Invested $50,000

Former SVP Products, LinkedIn; Former Senior Managing Director, SoftBank Vision Fund

"Most AI coding tools shine in a demo and break in a real enterprise. What impressed me about Bito is the focus on the hardest part — large, interconnected codebases where context is everything — and customers shipping measurably faster because of it. On one of the toughest coding benchmarks, SWE-Bench Pro, Bito got a score of 70%, the highest recorded score."

Gokul Rajaram Follow — Invested $100,000

Board Member — Pinterest, Coinbase & The Trade Desk
crunchbase.com

"The biggest companies don't sell the product — they sell what everyone else builds on. Amar and Anand did this once, scaling PubMatic from nothing to a public company. Bito is their shot at doing it again for the AI era of software, and I'm betting on the team and the thesis."

Team

Amar Goel CEO & Co-Founder SPV Voting Proxy

Founder and Original CEO PubMatic (NASDAQ: PUBM), $4bn (peak valuation) software company. Founder and CEO, Komli Media, acquired by Axiata Digital. BA and MS from Harvard University.

Anand Das CTO & Co-Founder

Co-Founder and CTO of PubMatic (NASDAQ: PUBM), $4bn (peak valuation) ad tech company. CTO at Eyeota, acquired by Dun & Bradstreet. Holds 7 software patents. MS & BS in Computer Science.

Mukesh Agarwal CPO & Co-Founder

Partner & Head of Product, Ernst & Young. Product Management and Software Engineer, Microsoft. Founder & CEO, RevX (acquired by Affle). VP & Head of Product, Komli Media (acquired by Axiata Digital). MBA, Wharton. BS/MS in Computer Science.

Bito is the intelligence layer for AI-powered software engineering

The AI-Powered Software Factor

Imagine a factory. Not one that builds cars or phones, but one that builds software.

An idea goes in one end. A working product comes out the other. In between, an entire workforce of AI agents collaborates with developers to design, code, test, and deploy.

This isn't science fiction. It's where software is heading, fast.

AI coding agents are here. But they're flying blind.

But there's a catch. Today's coding agents like Cursor, Claude Code, Copilot, and Codex deliver real gains on simple tasks, then collapse on the complex, multi-service codebases where real enterprise software lives. They don't understand architecture, dependencies, or business intent. A factory full of agents without deep and shared understanding doesn't build software. It builds chaos.



Plenty of AI agents. But who's in charge?
Squadron

Studies show that on small, self-contained tasks, AI is genuinely great — studies put the productivity gain around 40%.

But that's not where real software lives. Real software is millions of lines of code spread across hundreds of connected systems, built by hundreds of people over many

years. On that code, the gains collapse to 10% or less.


Current AI impact on software systems
~40%
faster on simple, isolated tasks
≤10%
10% faster on complex, real-world software
Source: Google DORA, ROI of AI-Assisted Software Development (2026); Stanford research, 100K+ engineers, 600+ companies.

Bito Thinks, So The Agents Can Build

At Bito, we've built the solution that can make sense of the confusion, disorganization, and AI agents flying blind. Our solution is **AI Architect**


The intelligence layer for software engineering
api-gateway
session-service
shared-util
product-serv
notification-service
0:00 / 0:20
Bito

Bito's product, **AI Architect**, reads everything about how a company's software works — the code, the history behind it, the tickets and documents that designed it, the team chat that debated it, and the live data that shows how it really behaves — and turns it into a single, always-up-to-date "map" of the entire system.

Every AI coding tool can then read that map. So when the AI asks "what breaks if I change this?", it doesn't guess — it traces every connected piece across fifty systems in seconds, including the ones no one on the team even remembers. When it writes new code, it follows your existing patterns instead of inventing its own. It works with the whole picture, the way your most senior engineer would.

We give AI a map of your whole system


AI Architect sees your entire engineering system
Codebase
Code
Repositories
Services and APIs
Commit history
Code change patterns
Refactoring signals
Knowledge
Issue trackers
Tickets and incidents
Past decisions
Docs
Architecture decisions
Business context
Observability
Runtime signals
Incident patterns
Knowledge graph
api-gateway
session-service
shared-utils
product-service
notification-service
Agent skills
Design & scoping
Feasibility analysis
Technical design
Impact assessment
Scope breakdown
Grounded coding via MCP
Grounded code generation
Accelerated onboarding
AI Code Reviews in Git
Cross-repo impact analysis
Codebase-aware PR review

Why Is This Needed?

The reason is simple: AI can read code, but it doesn't understand the system:

1. The Architecture
2. The Dependencies
3. Why anything was built the way it was.

Point it at a mature codebase and it will confidently rewrite one piece, with no idea that six other things depend on it and just broke.

Without Bito's AI Architect, the work falls back on people.

Your most expensive senior engineers spend their days as a human reference manual — answering the same architecture questions over and over and catching what the AI got subtly wrong. The smartest tool in the room is flying blind, and your best engineers have become its seeing-eye dog instead of building what only they can build.

You'd wouldn't navigate a new city without a map. You wouldn't fly a plane without instruments. Soon, no AI will touch real software without Bito.


CODING AGENTS
CURSOR
Claude
Windsurf
OpenAI
GitHub Copilot

The beauty of AI Architect is that it works with all of your existing coding tools like **Cursor, Claude Code, Github Copilot, Codex, Windsurf, etc.** The developer doesn't really need to change how they work after they integrate the AI Architect.

AI Architect sits between the AI coding tools and your whole system — the

understanding they're missing.

Current Customers & Partners

By forming the connection between enterprise clients, key AI and technology partners, and virtually all coding agents, we ensure that we are building the solution that will serve the entire AI market comprehensively, today and into the future.



CUSTOMERS

SWIGGY · PubMatic · Kredivo · contentful · Gainsight

We're currently working with a number of large enterprise customers, and are **actively in trials with multiple Fortune 50 customers**, processing tens of millions of lines of code.



PARTNERS

ANTHROPIC · OpenAI · Google Cloud · GitHub · GitLab · Bitbucket · Jira · Confluence · slack

Bito sits at the center of a powerhouse ecosystem. We're built to work with the frontier AI tech of **Anthropic, OpenAI, and Google Cloud**, and we plug directly into the tools every modern engineering team already lives in, including **GitHub, GitLab, and Bitbucket** for code, **Jira and Confluence** for planning and knowledge, and **Slack** for how teams actually communicate.

That's not a list of integrations; it's a moat. Bito becomes the intelligent layer connecting the world's best AI models to the entire software development lifecycle.

We're not building one more AI coding tool. We're building the layer every tool runs on — like AWS for the cloud or Stripe for payments. Databricks built this layer for machine learning. Snowflake built it for data. Bito is building it for software engineering.

Our Customers & Successes

Privado, a developer-first data privacy platform trusted by HP, Peloton, and ZoomInfo, needed to ship enterprise Single Sign-On (SSO) to unblock stalled customer deals. Single Sign-On is the key capability for enterprises to control which apps each employee can log into. The feature spanned four repositories with different technology stacks and required deep familiarity with authentication, billing, and user management systems. Bito's AI Architect compressed a planned 7-to-10-day effort into 5 hours of working time, with code changes spanning 24 files across all four repositories.



PrivadoAI

Privado, 14x faster from idea to launch

Privado shipped an enterprise-critical feature in 5 hours instead of 10 days

5 hours	7 to 10 days
Total time to ship with AI Architect	Original estimated timeline

4,872 lines Code added across 24 files	**1,850 lines** Production ready PRD generated in 1 hour
23 Requests to AI Architect for system context	**4** Repositories spanned across different tech stacks

PubMatic, a leading software company in the digital advertising space, found that technical designs **that were taking them 2 weeks could now be completed in 2-3 days**, with the AI Architect generating the first pass in 20 minutes. **This resulted in a decrease in design time of nearly 80%.** The AI Architect's ability to understand an entire codebase and map across it, allows teams to generate high quality technical designs and code from the get-go.



From our customers

Kredivo	PrivadoAI	PubMatic
Bito surfaced three options with real tradeoffs. The hardest part of senior engineering, and it was in the first draft.	What used to require pulling senior engineers off their work to walk someone through the system is now handled by AI Architect.	AI Architect reads the same signals a senior engineer would, our tickets, docs, review comments, and plans the way someone who knows us would plan.

Our customers love us, and it shows. We're actively saving them time and money by deploying AI Architect across large-scale multinational development teams managing millions of lines of code.

Bito: The brain that outbeats the AI industry standard

The results we are showing are independently measurable as well. On SWE-Bench Pro, the **toughest public test for AI coding on real-world software**, adding Bito lifts a top AI model's success rate by 35%, from ~50% to 70%, with the biggest gains on the hardest problems, exactly where AI normally breaks. This is the highest score seen in the world so far.


Bito on the hardest coding test
AI with and without Bito, tested on SWE-Bench Pro
Successful completion rate
100%
50%
0
51.9%
+18 pts
70.1%
AI Alone
AI + Bito
SWE-Bench Pro is the industry's hardest real-world coding benchmark, independently evaluated by The Context Lab

Independently run on the industry's hardest real-world coding benchmark.

The cost of AI coding, cut nearly in half.


47% lower costs, up to 68% on toughest tasks
62%
fewer files reads
60%
fewer thinking steps
49%
fewer searches
Independently validated on SWE-Bench Pro

Because AI Architect has already mapped the entire system, agents stop re-reading code from scratch. They ask the map a question, get a precise answer, and move on. The same task gets done with far fewer reads, fewer tokens, and fewer dollars spent.

The bigger the codebase, the bigger the savings. For enterprises with millions of lines of code across hundreds of services, this is what makes AI coding economically viable at scale, and Bito is helping get it done.

The Opportunity

The layer beneath a $50B wave.

Source – Statista (Jan, 2025), GartnerUiPath 2025 Agentic AI Report: "Preparing for the Agentic Era"

The market for AI-assisted software development is projected to top $50B by 2030 — and it barely existed 18 months ago. Cursor, one of the tools Bito makes better, was recently acquired for $60 billion by SpaceX.

Every one of those tools hits the same wall on complex software. Bito sits underneath all of them as the understanding layer they are missing — so we don't have to bet on which tool wins. We benefit when any of them grows.

The pattern is proven. Snowflake and Databricks each became worth tens of billions by owning the "intelligence layer" for data and for machine learning. Software engineering is a bigger surface than both — and no one owns its intelligence layer. Yet.


Plenty of AI agents. But who's in charge?
Squadron

Disclaimer: Category comparisons are illustrative, not a prediction of Bito's value. Forward-looking statements are not guaranteed.

That's what Bito is building. The brain for the AI-powered software factory.

The Team

With decades of experience building large-scale software systems between them, **this is a team that knows what it means to build and create shareholder value.**

THE TEAM

Built by a team that's done it before.

Bito is founded by the team that built PubMatic from a startup to ~$300M in revenue and a NASDAQ IPO — with two-plus decades each building large-scale software systems.



CO-FOUNDER AND CEO

Amar Goel

Founder of PubMatic (NASDAQ: PUBM). Multiple prior exits.

Founder and Original CEO PubMatic (NASDAQ: PUBM), $4bn (peak valuation) software company. Founder and CEO, Komli Media, acquired by Axiata Digital. BA and MS from Harvard University.



CO-FOUNDER AND CTO

Anand Das

Co-founder & CTO of PubMatic. Two decades in distributed systems.

Co-Founder and CTO of PubMatic (NASDAQ: PUBM), $4bn (peak valuation) ad tech company. CTO at Eyeota, acquired by Dun & Bradstreet. Holds 7 software patents. MS & BS in Computer Science.



CO-FOUNDER AND CPO

Mukesh Agarwal

Product leadership across large-scale platforms.

Partner & Head of Product, Ernst & Young. Product Management and Software Engineer, Microsoft. Founder & CEO, RevX (acquired by Affle). VP & Head of Product, Komli Media (acquired by Axiata Digital). MBA, Wharton. BS/MS in Computer Science.

Our company is powered by a global team of over **35 employees**, including 27 engineers and software developers and 7 sales and marketing professionals. Our deep experience has allowed us to make Bito and AI Architect the brain behind the AI agents building the world's software.



Use Of Funds

What your investment does.

We're raising to turn proven early traction into scale. Here's where the money goes:

40%	40%	20%
Product & Engineering	**Sales**	**Marketing**
Making the AI Architect richer, and improving the agent's ability to do long-running and complex tasks	Sales and partnerships to grow customers in the Global 2000	Create more awareness of Bito in the enterprise segment

Allocations are estimates and may change. Forward-looking; not guaranteed.

Investor Perks

Join Us - from $500

Every investor becomes part of the journey, with regular updates from our founders. Larger investments unlock more.

- $500+: Regular investor updates straight from the founders.
- $1,000+: All of the above, plus Bito swag, 2 lucky investors will get a direct strategy session from Amar (CEO).
- $5,000+: All of the above, plus an invite to a quarterly Q&A with the founders.
- $25,000+: All of the above, plus a 1:1 strategy session with the founding team.

Roadmap

By focusing our team efforts and funding on building our continued context layer advancements, we can ensure that we remain ahead of the market in terms of our learning systems, our full stack agentic team management, and progress towards our comprehensive "software factories" vision; the future of AI, building software in the same way factories currently produce widgets.


THE ROADMAP
What's next for Bito
Phase 1
Smarter knowledge graph
Learns from your team over time.
Phase 2
Long-running agents
Agents that work for hours on their own.
Phase 3
The software factory
Agents and engineers, shipping together.

FAQs

Bito FAQs:

What does Bito do?

Bito builds the intelligence layer that AI coding agents and engineering teams use to understand complex software systems. Our flagship product, AI Architect, captures everything an engineering team knows about its software, the code, the architecture, the past decisions, the discussions, and the operational history, and turns it into a single connected graph. That graph is then made available to every coding agent and every engineer, so the work of designing, building, and reviewing software happens faster and with fewer mistakes.

How does Bito make money?

Bito sells to enterprise engineering organizations on a usage-based pricing model that scales with the size of the customer's codebase and how heavily the product is used. Pricing scales with consumption, which means revenue grows as customers use the product more.

Who are Bito's customers?

Bito works with large enterprises across technology, e-commerce, and digital services, with customers spanning the United States, India, and Southeast Asia. Named customers include Swiggy (largest food delivery company in India, $15B market cap), Contentful, Gainsight, PubMatic, Privado, Kredivo, Apica, and Lenskart. The enterprise pipeline includes multiple Fortune 100 companies, including one of the world's largest banks and one of the world's largest retailers.

What is AI Architect?

AI Architect is Bito's flagship product. It builds a live knowledge graph of a company's entire engineering system, drawing from the code, the issue tracker, the documentation, the team conversations, and the history of past decisions. That graph powers three engineering workflows from a single platform: 1) technical design and scoping, 2) grounded code generation through coding agents like Cursor, Claude Code, and Codex, and 3) codebase-aware code reviews on every pull request.

How is Bito different from Cursor, Copilot, and Claude Code?

Bito does not compete with coding agents like Cursor, Copilot, and Claude Code. AI Architect plugs into all of them and makes them work better. Coding agents are tools that write code. AI Architect is the layer underneath that gives them the system context they need to write code correctly inside large, complex codebases. The simplest way to think about it, coding agents are the workers, AI Architect is the shared brain they all draw from.

How does Bito ensures safety of its customers data and code?

Bito does not store customer code, and no customer code is used to train any AI model. The product is SOC 2 Type II certified, and customers can deploy in two ways: on Bito's cloud or fully on-premise inside their own environment. Most large enterprise customers run Bito on-premise, which means their code never leaves their infrastructure.

What is the team's track record?

Bito is founded by three founders with a combined track record that includes one NASDAQ IPO and multiple acquisitions across the companies they have built. CEO Amar Goel was the founder and original CEO of PubMatic, which went public on NASDAQ and reached a peak valuation of $4 billion, and previously founded Komli Media, acquired by Axiata Digital. He holds a BA and MS from Harvard. Chief Technology Officer (CTO) Anand Das co-founded PubMatic alongside Amar and was CTO of Eyeota, acquired by Dun and Bradstreet for $165 million. He holds seven software patents. Mukesh Agarwal is Chief Product Officer (CPO). He was formerly a Partner and Head of Product at Ernst and Young, previously founded RevX, acquired by Affle, and was VP and Head of Product at Komli Media. He holds an MBA from Wharton.

What will the funds be used for?

Funds will go toward three priorities. 40% to product and engineering, deepening AI Architect's intelligence and improving the agent's ability to handle long-running and complex tasks. 40% to sales and partnerships, growing customers in the Global 2000. 20% to marketing, building broader awareness of Bito in the enterprise segment.

Reg CF FAQ:

Why invest in startups?

[Regulation CF](#) allows investors to invest in startups and early-growth companies.

Rather than purchasing products or merchandise, Regulation CF Offerings enable individuals to buy a piece of a company and help it grow.

How much can I invest?

Accredited investors may invest any amount permitted by the offering. If you are NOT an accredited investor, the investment limit is based on either annual income or net worth, whichever is greater. If either your annual income or net worth is less than $124,000, then you can invest up to 5%. If both your annual income and your net worth are equal to or more than $124,000, then you can invest up to 10%.

How do I calculate my net worth?

To calculate your net worth, add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications?

We're not able to provide tax advice, but we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest?

Individuals over 18 years of age can invest.

What are the risks?

There will always be some risk involved when investing in a startup or small business. Because young companies are often still building their products, operations and customer base, there can be a higher level of risk. If the company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. It can also take several years (if ever) for an exit via acquisition, IPO, etc. For these reasons, it's important that startups should only be part of a more balanced, overall investment portfolio.

What is a SAFE?

First developed by Y Combinator in 2013, a SAFE grants an investor the right to obtain equity at a future date if the startup sells shares in future financing. It has historically been used by top Silicon Valley startups, raising money from accredited angel investors. You should only invest in a SAFE if you believe the startup can raise financing in the future from professional investors.

Early-stage startups use SAFEs because they delay the difficult task of figuring out how much a startup is worth. It can be a much cheaper and simpler contract than priced equity rounds, which may require months of negotiation and upwards of 30 pages of legalese, costing tens of thousands of dollars.

The number of shares you receive is determined at the next priced financing when professional investors – typically venture capitalists – set the price for preferred stock. Then, calculated using the Valuation Cap and sometimes the Discount Rate, your SAFE often converts into shares at a lower price than the venture capitalists paid since you invested earlier.

The Valuation Cap is the most important term in this security. It puts a maximum price on the stock price - the lower the price, the more shares you will get. If you invest in a startup with a valuation cap of $8 million, and they later raise at a $20 million Pre-Money Valuation, the amount of stock you'll get will be priced off the $8 million number. But, if the next investors value the company at $4 million, that will be your price instead (perhaps further discounted by the Discount Rate).

Unlike a Convertible Note, a SAFE is not a loan. As such, it does not accrue interest, have a maturity date, or have a legal obligation to be paid back. This makes it a simpler and cheaper way to finance a startup, and it typically better aligns with the intention of most early-stage equity investors who never intended to be lenders (convertible notes are rarely, if ever, paid back in cash despite being a debt instrument – the startup goes bankrupt).

When will I get my investment back?

The Simple Agreement for Future Equity ("SAFE") of the "Company" is not publicly-traded. As a result, the SAFEs cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company or the Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares/SAFE?

Equity sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

How do I stay updated on the company?

The company may share updates through its website, email communications, social media channels and the platform where the offering is hosted. At minimum, the company is required to share an annual report with the SEC and post it on its website. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.